Exhibit 99.1

AVRICORE HEALTH CORPORATE UPDATES ON AUDITED RESULTS FOR 2022

The Company will host an investor update call on May 3rd with CEO Hector Bremner to share the Company’s outlook and take questions.

VANCOUVER, BRITISH COLUMBIA – May 2, 2023) – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) today is pleased to announce its audited final results for 2022.

The Company achieved record revenues of over $1.75 million while it also continues to narrow the gap to net profitability, clearly demonstrating stellar fiscal management during a time of exceptional growth.

“We are extremely pleased by these results and thank everyone involved in both the success of the year and the effort that continues to keep progressing towards our objective to be the global leader for testing and data in pharmacy.” said Hector Bremner, CEO of Avricore Health Inc. “We are seeing the powerful impacts on patient outcomes with HealthTabÔ in the hands of pharmacists and believe the era of better care has finally arrived.”

The Company previously advised of unaudited earnings being slightly higher than the final audited numbers, as the Company took a prudent step in deferring revenue from a sale in Q4 that was delayed in transit and did not reach the customer warehouse before year end. The transaction was booked as deferred revenue and has since been taken into Q1 2023 revenue.

The Company also is pleased to host those interested in an investor update call with Q&A where CEO Hector Bremner will share more on the Company’s plans and outlook.

Call Details:

May 3, 2023 @ 11:00am PT / 2:00pm ET via Zoom

Register here to receive login details: Investor@avricorehealth.com

Visit www.sedar.com and search AVCR to review the consolidated financials for the Company.

HEALTHTAB™ – KEY DEVELOPMENTS

Key developments have included:

●	The Company recognized revenue of $1,768,374 and deferred revenue of $252,000, which was delayed in transit and delivered after the year end. A total of $2,020,374 in sales was invoiced in 2022.

●	The Company has significantly expanded the number of Shoppers Drug Mart pharmacies offering its HealthTab™ point-of-care testing platform under a renewed Master Service Agreement (MSA) to 532 locations nation-wide. In addition to Shoppers Drug Mart pharmacies, this new MSA and corresponding Statement of Work (SOW) provides for affiliated locations under the Loblaws family of brands, to utilize HealthTab™ upon request.

●	In 100 of these locations, the Company is deploying Abbott’s ID NowÔ, either in combination with the Afinion 2Ô or standalone, to support virus detection and assess the demand and effectiveness of infectious disease screening in community pharmacies.

●	416 HealthTab™ systems were operating in Shoppers Drug Mart® and Loblaw family stores including pharmacist walk-in clinics as of December 31, 2022, 378 in Ontario and 23 in British Columbia, 6 in Nova Scotia, 5 in Alberta and 4 in New Brunswick. The Company was honoured to have HealthTab™ placed in the first pharmacist-led primary healthcare clinic located in Lethbridge, Alberta. Not only was this the first clinic, it was also the first system placed in a Real Canadian Superstore®, as well as its first Alberta location.

●	As of the date of this report 532 participating Shoppers Drug Mart® pharmacies and Loblaw family stores are offering screening tests to patients via HealthTab™ systems. This innovative practice in healthcare delivery is expected to expand, as provinces struggle to recruit more family physicians. The program’s primary focus is to screen patients at-risk for diabetes and cardiovascular disease. In-store signage and print material will let customers know they are able to request HealthTab™ tests, and existing patients will be made aware through direct outreach from their Shoppers Drug Mart® or Real Canadian Superstore® pharmacist based on their health profile.

●	On March 28th, 2023 the Government of Canada tabled is budget for the year ahead, including a 10-year funding agreement with the Nation’s provinces to increase healthcare funding. This new funding approach is novel for the fact that each province will have specific agreements, opposed to the more traditional generalized formula. This approach is expected to bring substantial innovations related to healthcare data and new healthcare service delivery, as the provinces agreed to make changes to rules and practices which have limited data-flow optimization and healthcare access.

●	The Canadian Medical Association expressed support for many of the initiatives on March 30th, 2023 in relation to the healthcare agreement and encouraged government to institute recommendations from the Addressing Canada’s Health Workforce Crisis report from the Standing Committee on Health. One of the key items they pointed to was “…optimizing scopes of practice for health professionals…”.

●	Most provinces have already begun expanding the scope of practice of their pharmacists, with 7 provinces allowing these healthcare professionals to prescribe for minor ailments and 8 provinces either allowing or will soon allow them to order and interpret lab results.

●	As of July 1st, 2022, the Government of Ontario brought into effect an expanded scope of practice for community pharmacists in the province, joining Alberta in this growing and popular approach. This includes limited prescribing for minor ailments, as well as the ability to perform certain point-of-care tests to assist patients with managing chronic disease. Approved tests include glucose, HbA1c and lipids, all of which HealthTab™ currently offers with the Abbott Afinion 2™. Also announced as part of this plan in Ontario, is a second stage of scope modifications, which will begin on January 1, 2023. This stage allows for limited prescribing for minor ailments and certain prescription renewals, further enhancing the value of community pharmacy.

●	The Company has begun discussions with several additional HealthTab clients and is currently working through the data security and other reviews required before any deployments.

These changes, and increasing demand, means Canadian pharmacy business is rapidly changing before our eyes, from being product focused to service focused. At $51.4 billion, the industry already represents a significant impact on healthcare, and the anticipated increase in funding and new service offerings, including point-of-care testing, will mean this practice will play an even more impactful role going forward.

ANNUAL FINANCIAL RESULTS

The following financial data for the three years is derived from the Annual Audited Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements.

	2022		2021		2020
Total revenue		$1,768,374		$122,808		$33,030
Loss from operations		$818,228		$1,708,132		$1,173,966
Loss per share – basic and diluted		$0.01		$0.02		$0.02
Total assets		$2,568,983		$2,281,393		$440,090
Total current liabilities(1)		$604,893		$84,477		$1,154,131
Total non-current financial liabilities	$	Nil	$	Nil	$	Nil

(1)	2022 Current liabilities include deferred revenue of $252,000 for which the Company completed delivery in Q1 2023.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2022. These results are not necessarily indicative of results for any future period, and you should not rely on these results to predict future performance.

Quarter Ended	Dec 2022	Sep 2022	Jun 2022	Mar 2022	Dec 2021	Sep 2021	Jun 2021	Mar 2021
	$	$	$	$	$	$	$	$
Revenue	997,235	572,228	176,175	42,736	35,190	75,104	4,939	7,575
Gross profit (loss)	168,845	215,961	56,874	15,113	9,317	20,555	(998)	1,647
Share-based compensation	243,000	58,354	9,069	21,099	9,169	74,722	24,965	386,935
Comprehensive income (loss)	(244,789)	(180,398)	(207,363)	(185,678)	(208,895)	(439,311)	(344,620)	(715,306)
Net income (loss)/share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Total Assets	2,568,983	2,128,017	1,985,085	2,122,816	2,281,393	2,517,569	2,541,099	2,740,053

RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022

The Company incurred comprehensive loss of $818,228 for the year ended December 31, 2022 (2021 - $1,708,132). Significant changes are as follows:

●	Revenue increased to $1,768,374 (2021 - $122,808) with $252,000 deferred to Q1 2023 as the test products sold did not reach their destination in time to be recognized as Q4 2022 revenues. This increase was due to the significant expansion of HealthTab™ systems deployed and tests sold. Gross profit amounted to $456,793 (2021 – $30,521).

●	Expenses decreased to $1,274,738 (2021 – $1,776,263) a decrease of 28%, primarily due to a decrease in consulting, marketing and communication and share-based compensation expenses.

●	Consulting fees of $197,860 (2021 - $355,350) decreased due to lower corporate finance and government relations consultant engagements.

●	Shareholder communications expense decreased to $173,035 (2021 - $329,342) mainly due to completion of shareholder communication and awareness programs in 2021.

●	Share-based compensation of $331,522 (2021 - $495,791) was recognized for stock options granted, vested, and repriced during the year.

●	Amortization expenses increased to $183,047 (2021: $17,984) due to significant investments in equipment and intangible assets in the current year.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.